Exhibit (l)

PURCHASE AGREEMENT

BlackRock Allocation Target Shares (the “Trust”), a Delaware statutory trust, on behalf of its series BATS: Series E Portfolio (the “Fund”), and BlackRock Holdco 2, Inc. (“Holdco 2”), a Delaware corporation, hereby agree as follows:

1. The Trust hereby offers Holdco 2 and Holdco 2 hereby purchases [    ] shares (the “Shares”) of the Fund for $10 per Share. The Trust hereby acknowledges receipt from Holdco 2 of funds in full payment for the foregoing Shares.

2. Holdco 2 represents and warrants to the Trust that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. The names “BlackRock Allocation Target Shares” and “Trustees” of BlackRock Allocation Target Shares refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under the Amended and Restated Agreement and Declaration of Trust dated November 17, 2003, which is hereby referred to and a copy of which is on file at the principal office of the Trust. The obligations of “BlackRock Allocation Target Shares” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Trust personally, but bind only the Series Property (as defined in the Amended and Restated Agreement and Declaration of Trust), and all persons dealing with any series of shares of the Trust must look solely to the Series Property belonging to such series for the enforcement of any claims against the Trust.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the [    ] day of [        ], 2014.

BLACKROCK ALLOCATION TARGET SHARES, on behalf of BATS: Series E Portfolio

By:
Name:	[ ]
Title:	[ ]

BLACKROCK HOLDCO 2, INC.

By:
Name:	[ ]
Title:	[ ]